FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 7, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                        Form 20-F __X__    Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____    No __X__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the annual general meeting of shareholders of Tenaris S.A. (the "Company") held on June 6, 2007.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 7, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of shareholders of Tenaris S.A. (the "Company") held on June 6, 2007 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00.



1. Consideration of the Board of Directors' and independent auditor's reports on the Company's consolidated financial statements. Approval of the Company's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

The meeting then resolved to approve the Company's consolidated financial statements as of, and for the fiscal years ended December 31, 2006, 2005 and 2004; and the reports of the Board of Directors and the independent auditor on such financial statements.

2. Consideration of the Board of Directors' and independent auditors' reports on the Company's annual accounts. Approval of the Company's annual accounts as at December 31, 2006.

The meeting then resolved to approve the Company's annual accounts as of, and for the fiscal year ended December 31, 2006 and the report of the Board of Directors and the independent auditors on such financial statements.

3.   Allocation of results and approval of dividend payment.

The meeting approved to distribute on June 21, 2007 a dividend to all shareholders of US$354,161,049 (equivalent to US$0.30 per share currently issued and outstanding and US$0.60 per ADR currently issued and outstanding), which shall be paid from profits of the year ended December 31, 2006. The balance of the fiscal year's profits will be allocated to the Company's retained earnings account.

The meeting further approved to authorize the Board of Directors to determine, in its discretion, the terms and conditions of the dividend payment including the applicable record date and, if material circumstances appear and dictate so, to change the payment date.

4.   Discharge to the members of the Board of Directors.

The meeting resolved to discharge the following persons, all of wich were members of the Board of Directors during 2006, from any and all liability in conection with the performance of their duties during the year ended December 31, 2006.

1.       Mr. Roberto Bonatti
2.       Mr. Carlos Manuel Franck
3.       Mr. Bruno Marchettini
4.       Mr. Roberto Monti
5.       Mr. Gianfelice Rocca
6.       Mr. Paolo Rocca
7.       Mr. Jaime Serra Puche
8.       Mr. Amadeo Vazquez
9.       Mr. Guillermo F. Vogel

5.   Election of the Board of Directors' members.

The meeting resolved to (i) re-appoint the current nine members of the Board of Directors and (ii) appoint Mr. Carlos Condorelli as member of the Board of Directors, until the next annual general meeting that will be convened to decide on the 2007 accounts.

1.       Mr. Roberto Bonatti
2.       Mr. Carlos Alberto Condorelli
3.       Mr. Carlos Manuel Franck
4.       Mr. Bruno Marchettini
5.       Mr. Roberto Monti
6.       Mr. Gianfelice Rocca
7.       Mr. Paolo Rocca
8.       Mr. Jaime Serra Puche
9.       Mr. Amadeo Vazquez
10.      Mr. Guillermo F. Vogel

6.   Compensation of the members of the Board of Directors.

The members of the Board of Directors each receive, as compensation for their services during the fiscal year ending December 31, 2007, an amount of US$70,000. The Chairman of Audit Committee receive an additional compensation of US$10,000 for his services in that Committee and that the other Directors who are also members of the Audit Committee each receive an additional US$50,000 for their services in that Committee.

The meeting resolved to approve the compensation of each of the members of the Board of Directors and the Audit Committee for the fiscal year ending December 31, 2007 in the above referred terms and amounts.

The Board of Directors had previously resolved that the Chairman and Chief Executive Officer receive as compensation for the fiscal year ending December 31, 2007, an amount of US$1,500,000, payable in monthly instalments, plus a performance bonus that the Board of Directors will determine in due course in the order of US$1,500,000.

7. Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

For the proper management of the Company's affairs, the meeting resolved to authorise the Board of Directors to cause the distribution of all shareholder communications by such electronic means as are permitted or required by any applicable laws or regulations or by any other existing or future electronic means of communication.

8.   Appointment of the independent auditors and approval of their fees.

The meeting approved to appoint PricewaterhouseCoopers (acting, in connection with the Company's annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ar.l., Reviseur d'entreprises, and, in connection with the Company's annual and interim financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company's independent auditors for the fiscal year ending December 31, 2007, to be engaged until the next annual general meeting that will be convened to resolve on the 2007 accounts.

The meeting has also approved the sum of up to US$5,083,000 for audit and other services to be rendered during the fiscal year ending December 31, 2007, and to authorise the Audit Committee to increase the independent auditors' fees should it conclude that circumstances would merit any such change.